Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Western Digital Corporation

Second Quarter Fiscal Year 2016

Conference Call Remarks

January 28, 2016

Olivier Leonetti

Executive Vice President &

Chief Financial Officer

Thank you, Steve.

Our revenue for the December quarter was three point three ($3.3) billion dollars.

We shipped a total of forty-nine point seven (49.7) million hard drives at an average selling price of sixty-one ($61) dollars.

Our non-GAAP gross margin was twenty eight point five (28.5%) percent and operating expenses totaled five hundred and forty-two ($542) million dollars.

Non-GAAP tax expense for the December quarter was twenty-one ($21) million dollars, or five percent (5%) of non-GAAP pre-tax income.

On a non GAAP basis, net income was three hundred and seventy-four ($374) million dollars, or one dollar and sixty cents ($1.60) per share.

In the December quarter we generated five hundred and ninety-eight ($598) million dollars in cash from operations and our free cash flow totaled four hundred and forty-nine ($449) million dollars.

Our CAPEX totaled one hundred and forty nine ($149) million dollars or four percent (4%) of revenue.

We also declared a dividend in the amount of fifty cents ($0.50) per share.

We closed the quarter with total cash and cash equivalents of five point four ($5.4) billion dollars, of which approximately five hundred ($500) million dollars was held in the U.S.

I will now provide an update regarding the cost savings we expect to realize as a result of the integration of our WD and HGST subsidiaries. All of my references in the following commentary are based on calendar years:

To remind everyone, we previously indicated that we would realize four hundred million ($400) dollars of operating expense savings. We also said we would achieve additional meaningful savings from reductions in cost of goods sold. Finally we indicated these savings would be attained over a period of one to two years.

There are three main components in realizing these savings, including asset and footprint reduction, product roadmap consolidation and organization rationalization.

During our last earnings call we also mentioned that the quarterly baseline for operating expenses is five hundred and seventy ($570) million dollars from which these cost savings should be calculated.

Following our initial integration planning, we continue to expect to realize four hundred ($400) million dollars of operating expense reduction per year on a run-rate basis by the end of 2017.

For cost of goods sold, we expect to realize two hundred and fifty ($250) million dollars of synergies per year on a run-rate basis by the end of 2017. This will give us the opportunity to consistently operate in the top half of our existing gross margin model of twenty-seven (27) to thirty-two (32) percent.

We expect to achieve fifty percent (50%) of the synergy run rate by the end of 2016 and the balance by the end of 2017.

We currently estimate cash costs to achieve these savings to be approximately eight hundred ($800) million dollars. This estimate will continue to be refined as we finalize our cost reduction efforts.

Finally, we expect about seventy-five percent (75%) of these costs to be incurred in 2016 and the balance in 2017.

Moving on to our guidance for the March quarter:

We expect:

•	Revenue to be in the range of two point eight ($2.8) billion dollars to two point nine ($2.9) billion dollars.

On a non-GAAP basis, we expect:

•	Gross margin percentage to be up from our December quarter

•	Operating expenses of approximately five hundred ($500) million dollars

•	We estimate non-GAAP earnings per share between one dollar twenty cents ($1.20) and one dollar thirty ($1.30) cents.

Operator, we are now ready to open the call for questions.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital Corporation’s (“Western Digital”) product and technology positioning, the anticipated benefits and timing of the integration of HGST and WD, the investment in the company by Unisplendour Corporation and Western Digital’s proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the company’s filings with the

Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events.

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus filed on Western Digital’s most recent Form S-4.